November 15, 2012

United States
Securities and Exchange Commission
Washington, DC 20549

Re:  Staff comment letter from Ms. Mara Ransom to Boreal Water Collection, Inc. dated November 1, 2012; your file No. 0-54776

Dear Ms. Ransom,

Thank you for your letter of November 1st providing additional comments concerning our Form 10-12G filing.

I am writing, in accord with the SEC’s latest “Hurricane Sandy” pronouncement, Release 2012-226 (November 14, 2012).

The Company, located in the Catskill Mountains and like many New Yorkers, was impacted considerably by Hurricane Sandy.  Our plant and office were closed for a few days until power was restored.  However, the most impactful occurrence was the loss of our Internet service for 14 days (finally restored on November 12th).  Even attempting to use personal computers with “wireless sticks” did not enable us to fully access the net for all business functions.

Our Chief Executive Officer, Mrs. Francine Lavoie, is in the Peoples Republic of China, on a pre-arranged business trip from November 9th until November 19th.  This, in relation to the timing of the hurricane, has also impacted our “catch up” activities with regard to business, accounting and legal matters.

We will not be able to complete our response to your November 1st letter by November 21, 2012.  We believe that we will be in a position to comply by the end November, 2012.  We will correspond further with you if we have concerns regarding this timetable.

Please contact me if I can answer any questions or supply additional information. My direct phone number is (323) 397-5380; email - pete@petewilke.com. Thank you.

Respectfully Submitted,

/s/ Pete Wilke
Pete Wilke, Boreal Water Collection, Inc. Special Legal Counsel